Leigh Walton

lwalton@bassberry.com

(615) 742-6201

Kevin Douglas

kdouglas@bassberry.com

(615) 742-7767

August 15, 2014

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 26, 2014 File No. 001-15925

Dear Mr. Rosenberg:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 24, 2014, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) filed with the Commission on February 26, 2014.

To facilitate your review, the Staff’s comment is set forth below and is followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Third Party Reimbursement, page 72

1.	In your earnings conference call for the first quarter of 2014 you discuss significant increases in the amount of services pending Medicaid approval at March 31, 2014 as compared to both December 31, 2013 and March 31, 2013. Please tell us the receivables balances related to those services at March 31, 2014, how long they have been in pending status, your accounting for the pending payments and the impact of delayed billing and collection on your liquidity. Separately demonstrate to us why this increase is not material enough to warrant disclosure in your March 31, 2014 Form 10-Q. To the extent you have provided any other material services for which you are awaiting approval from the appropriate third-party payor, please provide similar information to that requested above in your response.

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 15, 2014

Response: Accounts receivable from “Medicaid pending” patients for the respective dates set forth below were as follows (in millions):

	March 31, 2014	December 31, 2013	March 31, 2013
Medicaid pending receivables before contractual allowances and allowance for bad debt	$205	$170	$176

Contractual allowances and allowance for bad debt	(193)	(160)	(164)

Net Medicaid pending receivables	$12	$10	$12

For comparative purposes, the amounts in the chart above exclude balances acquired from Health Management Associates, Inc. (HMA) as part of the January 27, 2014 acquisition of HMA by the Company.

“Medicaid pending” patient receivables are those receivables from patients treated by our facilities, primarily in emergency room settings, where we are awaiting final determination regarding whether such patients qualify for Medicaid coverage. At the time services are rendered these patients have no proof of insurance. If during the registration process or subsequent collection process we determine that the patient may qualify for Medicaid, we help the patient file the application with Medicaid and reclassify the receivable from a self-pay classification to a Medicaid pending classification until such determination can be made.

We include accounts receivable from Medicaid pending patients in our self-pay category of accounts receivable until we receive verification that an individual patient has qualified for Medicaid. For accounting purposes, we estimate a conversion factor, based on actual historical results, of balances from Medicaid pending patients that will ultimately qualify for Medicaid. For this portion of the balance, we record a contractual allowance equal to the Medicaid contractual allowance. For that portion of the receivable that we do not believe will qualify for Medicaid, we record a bad debt allowance equal to 100%. This is based on our belief and experience that those patients falling into this category who ultimately do not qualify for Medicaid, fall into the demographic with the least amount of economic resources available to pay such bills and the least likely to pay for healthcare services.

As indicated in the chart above, the net accounts receivable from Medicaid pending patients was $12 million, $10 million and $12 million as of March 31, 2014,

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 15, 2014

December 31, 2013 and March 31, 2013, respectively, which represented less than 1% of total net accounts receivable at each of those dates, respectively, and less than 1% of net working capital at each of those dates, respectively. Our commentary during the conference call for the first quarter of 2014 was intended to highlight the impact of the Affordable Care Act in those states that had expanded Medicaid compared to those states that had not expanded Medicaid. However, in context, total revenue from Medicaid represented only 9.4% of our total net revenue for the quarter ended March 31, 2014, as disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for this period (the “Form 10-Q”), and only approximately 25% of the hospitals we operate are in states that have expanded Medicaid coverage under the Affordable Care Act. Based on the small percentage of our total net accounts receivable and working capital represented by net accounts receivable from Medicaid pending patients as noted above and the other factors cited above, we believe that the net accounts receivable from Medicaid pending patients, and the increase in this classification of accounts receivable cited in our earnings call, were immaterial to our results of operations and financial condition for the three months ended March 31, 2014, and accordingly do not believe such disclosure in this regard was merited in the Form 10-Q. In addition, because our accounting for such Medicaid pending accounts resulted in an immaterial balance at each respective period, and since there was not a material change in the composition of the Company’s working capital from these Medicaid pending accounts, we do not believe the impact of delayed billing has had a material effect on our liquidity.

We do not have other third-party payors for which material services have been provided and we are awaiting payment pending approval from the third-party payor.

*    *    *    *    *

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 15, 2014

The acknowledgements of the Company requested at the end of your letter are attached hereto as Exhibit A. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton
Leigh Walton

and

/s/ Kevin Douglas
Kevin Douglas

cc:	Wayne T. Smith

Community Health Systems, Inc.

W. Larry Cash

Community Health Systems, Inc.

Rachel A. Seifert, Esq.

Community Health Systems, Inc.

Exhibit A

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 26, 2014 File No. 001-15925

Dear Mr. Rosenberg:

As requested in your letter, dated July 24, 2014, to Community Health Systems, Inc. (the “Company”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMUNITY HEALTH SYSTEMS, INC.

By:	/s/ W. Larry Cash
Name:	W. Larry Cash
Title:	President of Financial Services, Chief Financial Officer and Director